PE 11-16-07

DC

Response of the Office of Chief Counsel
Division of Corporation Finance

August 18, 2008

AUG 18 2008

Washington, DC 20549

08058605

Re: Missouri Bankers Association
Incoming letter dated November 16, 2007

Based on the facts presented, the Division is unable to provide the requested no-action relief regarding the proposed offer and sale of bank depository instruments under the Program (as defined in your letter) without registration under the Securities Act of 1933 ("Securities Act") and the Securities Exchange Act of 1934 ("Exchange Act"). Regarding your representation that the Program does not involve the offer or sale of a security (as defined in Securities Act Section 2(a)(1)) separate from the bank depository instruments, we note that the provisions of Section 529 of the Internal Revenue Code create rights and obligations different from the bank depository instruments. We further note that a Program participant would not purchase interests issued by a public instrumentality of a State (within the meaning of Securities Act Section 3(a)(2)) such as a trust or fund authorized by the relevant State enabling legislation, but would invest directly in the bank depository instruments.

In light of this position, the Division of Investment Management has asked us to advise you that it is unable to provide the requested assurances that the Program is not an issuer of a security and thus is not an investment company under the Investment Company Act of 1940. Further, the Division of Trading and Markets has asked us to advise you that it is unable to provide the requested no-action relief regarding dealer registration under the Exchange Act.

This position is based on the representations made to the Divisions in your letter. Different facts or conditions might require a different result. This response expresses the Divisions' position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Anne Krauskopf

Anne Krauskopf
Senior Special Counsel

Act: 1933
Section: 2(a)(1)
Rule:
Public Availability: 8/18/2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2008

Mail Stop 3010

LaDawn Naegle
Bryan Cave LLC
700 Thirteenth Street, NW
Washington, DC 20005-3960

Re: Missouri Bankers Association

Dear Ms. Naegle:

In regard to your letter of November 16, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

BRYAN CAVE

LaDawn Naegle
Direct: 202/508-6046
lnaegle@bryancave.com

Bryan Cave LLP
700 Thirteenth Street NW
Washington, DC 20005-3960
Tel (202) 508-6000
Fax (202) 508-6200
www.bryancave.com

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And Bryan Cave,
A Multinational Partnership,
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November 16, 2007

Division of Corporation Finance
Division of Investment Management
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen

On June 1, 2007 we submitted a request for no action letter on behalf of the Missouri Bankers Association (the "MBA"), a not-for-profit association of commercial banks and savings and loan associations representing approximately 380 federal and state separately chartered commercial banks, savings and loan associations and out of state banks with one or more branches located in Missouri. The MBA is the principal advocate for the banking industry in Missouri and has developed a proposed program for an educational savings plan (the "Program") under enabling legislation in Missouri and Section 529 of the Internal Revenue Code of 1986, as amended ("Section 529"). After our submission of that June 1, 2007 letter, we had subsequent discussions with the staff of the Division of Corporation Finance, Division of Investment Management and Division of Market Regulation. We are submitting this revised request in response to those discussions.

On behalf of the MBA, we hereby request the Division of Corporation Finance to issue a no-action letter with respect to the offer and sale by participating banks in the State of Missouri of the depository instruments described herein without registration under the Securities Act of 1933, as amended (the "1933 Act") and the Securities Exchange Act of 1934, as amended (the "1934 Act"). In addition, we seek the concurrence of the Division of Market Regulation that it will not recommend any enforcement action if the participating banks and their employees administer the plan described herein without registering as broker-dealers pursuant to Section 15(a) of the 1934 Act. Finally, we request that the Division of Investment Management concur that it will not recommend enforcement action under the Investment Company Act of 1940 (the "1940 Act") if the program proceeds as described in this letter. We understand that any proposed material deviation from the description contained herein will require our return to the staff with the substance of those changes to ensure that the staff will continue to take these no action positions.

As more fully described below, we seek these positions from the Staff based on our views that –

(1) Under Section 2(a)(1) of the 1933 Act, neither the depository instruments being offered under the Program nor a participant's participation interest in the Program are "securities" requiring registration under the 1933 Act or the 1934 Act or, alternatively, that they are exempt from registration under the 1933 Act and the 1934 Act pursuant to Section 3(a)(2) and Section 3(a)(29), respectively;

(2) Under the 1940 Act, the Program is not an issuer of a security within the meaning of Sections 2(a)(22) and 2(a)(36) and thus is not an investment company as defined in Section 3(a) of the 1940 Act; and

(3) None of the Administrator, the Trust, the Participating Banks (each defined below) nor their employees is required to register with the Commission as a broker or dealer in participating in or administering the Program because they are not in the business of effecting transactions in securities.

Background

Missouri Legislation and the Program

In 2004, the Missouri legislature adopted legislation (the "Missouri Law") to facilitate a "qualified tuition program" under Section 529 – the Missouri Higher Education Deposit Program. The Program, as designed by the MBA, is intended to meet the requirements of this facilitating legislation and Section 529. The Missouri Law authorizes the state entity designated by statute to oversee all Missouri Section 529 Plans, the Missouri Higher Education Savings Program ("MOST") Board, to appoint an administrator ("Administrator") to operate the Program on behalf of the State. The Administrator will arrange for the creation of a trust (the "Trust") pursuant to a contract with the MOST Board. The Trust will be a commercial trust, drafted to meet the requirements of Section 529 and the Missouri Law, will originate through a commercial bank and will have as its trustee a bank or trust company that is qualified to conduct trust business in Missouri. The Trust is not a conventional private trust or a pension trust. In accordance with Section 529 and state law, the State of Missouri, through the MOST Board, will exercise ongoing oversight to "establish and maintain" this Missouri 529 Deposit Program.

Participants' Deposits. A Participant in the Program ("Participant") may make a deposit through the Program in a bank which has its headquarters or a branch located in Missouri and is participating in the Program ("Participating Bank"). The funds deposited into the Program by a Participant would be invested in the Participating Bank's fully FDIC-insured certificates of deposit or other fully FDIC-insured deposit accounts at the Participating Bank as selected by the Participant. The Participant will designate a beneficiary ("Beneficiary") for whose benefit the Participant is depositing funds to be used for the Beneficiary's educational purposes. All deposits made in the Program will be titled and otherwise subject to contractual requirements of the Missouri Law in a manner designed to reflect the state's interest, as well as the interest of the Participant and the Beneficiary. The deposit accounts are expected to be titled in a manner similar to: "Participating Bank as agent for the Trustee of the Missouri Deposit Program Trust on behalf of Participant and Beneficiary". The exact designation will be determined based on the deposit system capabilities of the Participating Banks and will reflect the ability of the Participant to effectively control his account, subject to the requirements of the Missouri Law and Section 529 in order to take advantage of the favorable tax consequences of these accounts.

Participating Banks. In order to participate in the Program, Participating Banks will be approved by and enter into an agreement with the Administrator. The Administrator will establish certain requirements for a bank to be approved as a Participating Bank, but the requirements are expected to be minimal in order to maximize the ability of banks located in Missouri to participate. A Participating Bank must be willing and able to enter into the agreement, operate in accordance with the terms of the agreement, train employees with respect to the Program and have the capability of communicating information to the Administrator or its designee relating to deposits made into the Bank's deposit accounts which are part of the Program. The agreement will require Participating Banks to provide required disclosures to Participants, as discussed below. The agreement will not require Participating Banks to set rates paid on deposit accounts at any stated level or to meet specific earnings requirements, though it is possible the Administrator may determine that a bank will not be accepted as a Participating Bank if it is operating under a regulatory cease and desist order or other public enforcement action. Deposits made into the Program will be insured by the Federal Deposit Insurance Corporation (the "FDIC") on a pass-through basis, so that each Participant with a separate Beneficiary under the Program is separately insured.

A Participant will receive required disclosures about the Program at the Participating Bank in the form of a uniform disclosure document generated especially for the Program. The document will disclose the nature of the Program, restrictions required by Section 529, the essentials of the banking product being purchased by the Participant and other information deemed necessary and appropriate to fully describe the banking product-based Program. The uniform disclosure document (as well as any advertising for the Program) will include a conspicuous statement substantially similar to the following: "This 529 tuition bank deposit is a tax advantaged program; failure to follow IRS rules for this program may result in current taxable income and penalties." The Participating Bank will provide its own Federal Reserve Regulation DD and other bank deposit-related disclosures to the Participant with respect to the Participating Bank's deposit accounts.

The 529 deposits would remain in the Participating Bank; information on those deposits would be electronically transferred to the Administrator. The Trust will have the power to enforce compliance by the Participating Banks with the Program, all of which requirements will be spelled out in the agreement between the Participating Bank and the Administrator as discussed above.

If a Participating Bank fails to comply with the requirements of the Program as set out in the agreement, the Trust could require the deposits held in that Participating Bank be moved to a similar deposit in another Participating Bank. Such circumstances would include, for example, failure to deliver the uniform disclosure documents, failure to treat the 529 deposits as an asset of the Trust and significant regulatory problems of a Participating Bank. The Trust would notify the Participant of the need to move the Participant's deposit to another Participating Bank because of problems with the Participating Bank in its role as a participant in the Program. The Trust would serve more in the role of custodian than in the role of an investment manager which controls the investments. Generally, the Trust would not unilaterally move the deposit to another Bank. We anticipate that a Participant forced to move funds out of a Participating Bank through no fault of his own under these circumstances would not be required to pay fees or penalties. On the other hand, failure of a Participant to follow the requirements of the Program or early withdrawals by a Participant would not only subject the Participant to penalties under Section 529, but would subject the Participant to the usual early withdrawal fees of a Participating Bank – just as such actions by the bank's other customers would be met with such fees.

Account Activities. The Participant may roll over a 529 deposit by cashing in the deposit at the Participating Bank and transferring the funds from such deposit to another Participating Bank, or to another Section 529 program, but no more than once a year. The Participant may terminate his or her plan and cash in the deposit. In such transactions, the Participating Bank, Administrator and the aggregating authority (which will be Upromise or its successor) will cooperate to provide the appropriate tax information.

We expect no other differences between deposit accounts offered by Participating Banks to 529 customers and the general public. Each Participating Bank will have discretion in setting terms to be offered with respect to its certificates of deposit and other deposit accounts. The Participating Banks may elect to charge Participants a fee to open and maintain the Program deposit accounts so that the Participating Bank can recover administrative fees. All of these fees will be disclosed to prospective Participants. We are advised that some banks may wish to include 529 account customers in promotions that reward customers for new and/or additional relationships with the bank (e.g., holders of checking, savings and bank card accounts are sometimes eligible for free safe deposit boxes, free notary services and/or reduced loan rates, etc.). Again, these reward programs are a routine part of the business of banking and would treat 529 Program deposits like other deposits in the bank.

Oversight and Administration. The Administrator, along with the Missouri State Auditor, has additional responsibilities to insure that the Participating Banks comply with the disclosure requirements and pay out funds to the Participants as required by Section 529. The MBA has contracted to assist the Administrator to implement these objectives.

The MOST Board will have ongoing oversight of the entire Program and may request information from any party or entity as otherwise required in a Section 529 program.

Compliance with Section 529

Section 529 of the Internal Revenue Code of 1986, as amended (the "Code"), provides for the exemption from federal income tax of "qualified tuition programs."

Section 529(b) of the Code sets forth the requirements to be a "qualified tuition program." *See generally* Prop. Treas. Reg. section 1.529-2 and IRS Notice 2001-81, 2001-2 CB 617.

First, pursuant to section 529(b)(1) of the Code, the program must be established and maintained by a state or agency thereof under which a person may make contributions to an account which is established for the purpose of meeting the qualified higher education expenses of the designated beneficiary of the account. *See generally* Prop. Treas. Reg. section 1-529-2(b). The Missouri law provides that the Program will be administered and maintained by the MOST Board, a qualifying state agency, and will satisfy the establishment and maintenance requirements of the Code and the Proposed Treasury Regulation.

Second, section 529(b)(2) of the Code requires that contributions may only be made in cash. See also Prop. Treas. Reg. section 1.529-2(d). The Program will accept only cash contributions.

Third, section 529(b)(3) of the Code requires that a program provide a separate accounting for each designated beneficiary. Proposed Treasury Regulation section 1.529-2(f) provides guidelines for satisfying this requirement. The Program will comply with these guidelines in maintaining separate accounting for each designated beneficiary.

Fourth, section 529(b)(4) of the Code requires a program to specifically provide that any contributor to, or beneficiary under, the program may not directly or indirectly direct the investment of any contributions to the program (or any earnings thereon). Additional guidance is found in Proposed Treasury Regulation section 1.529-2(g) and Notice 2001-55, 2001-2 CB 299. The Program does not permit any direction of the investment or earnings thereon as required by section 529(b)(4) of the Code. Bank deposits are permitted and the Internal Revenue Service has issued at least one private letter ruling approving the use of certificates of deposit as a qualifying investment vehicle. See PLR 200030030 (a copy of which is attached to this revised submission). In addition, pursuant to a special rule set forth in IRS Notice 2001-55, a program may permit investments in an account to be changed annually and upon a change in the designated beneficiary of the account.

Fifth, section 529(b)(5) of the Code requires that a program not allow any interest in the program or any portion thereof to be used as security for a loan. *See generally* Prop. Treas. Reg. 1.529-2(h). The Program will satisfy this requirement.

Sixth, section 529(b)(6) of the Code requires that a program provide adequate safeguards to prevent contributions on behalf of a designated beneficiary in excess of those necessary to provide for the qualified higher education expenses of the beneficiary. *See generally* Prop. Treas. Reg. section 1.529-2(i).

The Program will comply with the safe harbor set forth in Proposed Treasury Regulation section 1.529-2(i)(2).

Based upon the above, we believe the Program will satisfy all of the requirements to be a "qualified tuition program" under section 529 of the Code. No Internal Revenue Service private letter ruling is being requested as the Internal Revenue Service has indicated that they are no longer issuing private letter rulings with respect to state-run qualified tuition programs. See Rev. Proc. 2007-4 (section 6.01(4)), 2007-1 IRB 118.

Applicability of Federal Securities Laws

Definition of "security"

Section 2(a)(1) of the 1933 Act defines "security" broadly, to include –

> "any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a 'security,' or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to purchase, any of the foregoing."

Section 3(a)(10) of the 1934 Act provides a nearly identical definition of "security". The courts have consistently held that the definition of "security" in the 1934 Act is essentially the same as the definition of "security" in the 1933 Act. *Marine Bank v. Weaver*, 455 U.S. 551, 555 at n.3 (1982), citing *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837, 847 at n.12.

In *Marine Bank v. Weaver*, 455 U.S. 551 (1982), the Supreme Court considered the issue of whether a certificate of deposit issued by a bank was a security within the definition of the 1934 Act. The Court found that the bank issued certificate of deposit was not a security in part because it was issued by a federally regulated bank subject to comprehensive regulations governing the banking industry. *Id.* at 558. Citing its prior decision in *Teamsters v. Daniel*, 439 U.S. 551 (1979), the Court reiterated its position that the existence of comprehensive legislation governing the use and terms of a plan or investment instrument (in the *Teamsters* case, an employee pension plan subject to the Employment Retirement Income Security Act of 1974 ("ERISA")), "severely undercuts all arguments for extending the Securities Acts" to the plan or investment instrument. *Id.* The *Marine Bank* Court stated,

> "Since ERISA regulates the substantive terms of pension plans, and also requires certain disclosures, it was unnecessary [in *Teamsters v. Daniel*] to subject pension plans to the requirements of the federal securities laws as well."

Marine Bank, 455 U.S. 551, 558. The Court noted that deposits in federally regulated banks are protected by the reserve, reporting and inspection requirements of the federal banking laws, and that deposits are insured by the FDIC. *Id.* As a result, the Court observed, a purchaser of a certificate of deposit is "virtually guaranteed" to receive full payment on his deposit as opposed to other instruments reflecting a long term debt obligation. *Id.* The Court, having concluded that the purchase of a bank certificate of deposit was "abundantly protected under the federal banking laws," held that the bank issued certificate of deposit was not a security. *Id.* at 559.

Other courts have followed *Marine Bank* in determining that a traditional certificate of deposit is not a security. *See Brockton Savings Bank v. Peat, Marwick, Mitchell & Co.*, 577 F. Supp. 1281 (D. Mass 1983); *Wolf v. Banco Nacional de Mexico, S.A.*, 739 F.2d 1458, 1461 (9th Cir. 1984), cert. denied 104 S. Ct. 784 (1985) (certificate of deposit issued by Mexican bank not a security under *Marine Bank*).

By contrast, subsequent cases involving non-traditional certificates of deposit or participations in deposits have resulted in findings of the existence of a security by virtue of being "investment contracts," a term listed in Section 2(l) [now Section 2(a)(1)]. The seminal case defining "investment contract" was *SEC v. Howey Co.*, 328 U.S. 293 (1946).

In *Howey*, the Court articulated the criteria necessary for determining the existence of an "investment contract." The focus of the test is the economic realities of a transaction. *Id.* at 298-299. An interest will constitute an investment contract where "a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party." *Id.* at 301.

In *Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 756 F.2d 230 (2nd Cir. 1985), the Second Circuit found that the certificate of deposit program offered by Merrill Lynch was significantly different from the straightforward bank issuance of a certificate of deposit. The Second Circuit found that the Merrill Lynch customer was relying on the skill and financial stability of Merrill Lynch for several reasons and on Merrill Lynch's future solvency, not only on the future solvency of the banks issuing the certificates of deposit. Under the Merrill Lynch program, Merrill Lynch undertook to investigate the issuing banks, market the negotiable certificates of deposit issued by those banks and then create a secondary market for their trading. The court concluded that the customer's investment "was motivated by the expectation of a return of cash investment, the potential for price appreciation due to interest rate fluctuations, and the liquidity of these highly negotiable instruments." *Id.* at 240. The court further found that Merrill Lynch was engaged in activity greater than that of an ordinary sales agent. Merrill would negotiate with the issuing banks to obtain a favorable rate of interest, but lower than that paid to the bank's direct customers to generate a differential sufficient to pay Merrill a commission for its services. *Id.* For these reasons, the court concluded that the Merrill

Lynch product met the investment contract criteria articulated by the Supreme Court in *Howey* and thus constituted a "security."

The staff of the Division of Corporation Finance has considered a variety of fact patterns in connection with no-action letter requests involving certificates of deposit. Clearly, bank issued certificates of deposit, without more, do not constitute securities. Whether a program pursuant to which those bank issued certificates of deposit are offered and sold constitutes a separate security typically depends on whether the program involves the necessary criteria to be deemed an investment contract.

The staff has concluded that there is an investment in a "common enterprise" when funds are pooled and investors are led to expect higher rates of return by reason of their participation with others in a particular program. *See, e.g.*, Kemper Financial Services (available November 29, 1985), where the staff declined to issue a no-action letter because participations in the proposed program for the offer and sale of money market deposit accounts met the test for "investment contract." Specifically, the staff noted that –

(1) The program promoter, Kemper Financial Services, would deposit investor money in money market deposit accounts (MMDAs) at banks and thrifts that had contracted with Kemper to accept certain deposits at rates negotiated with Kemper;

(2) Kemper selected the banks and thrifts after reviewing their financial condition and other factors;

(3) Kemper had authority to move deposits from one bank or thrift to another based on Kemper's beliefs on bank suitability or thrift viability; and

(4) Investors would not know where their money was held and could not deal directly with those banks or thrifts.

The staff concluded that, just as in *Gary Plastic*, Kemper would be acting as significantly more than just a broker for investors or sales agent for banks and thrifts. Accordingly, the Staff seemed to be concluding that the Kemper program involved the investment of money in a common enterprise with an expectation of profits from the efforts of Kemper.

In another situation, however, the staff issued the no-action letter requested, appearing to conclude that a bank issued certificate of deposit offered and sold as part of an "investment strategy" by a registered broker-dealer, Morgan Keegan & Company, Inc., was not a "security." Union Planters National Bank (available August 10, 1987). The issuing bank requested the no-action letter, distinguishing its facts from other cases where a third party's additional undertakings coupled with a bank-issued certificate of deposit was held to have created a separate and distinct security. The certificate of deposit to be offered and sold by Morgan Keegan & Company, Inc. was the same certificate of deposit that the Bank was selling to its regular customers. That the CD might be sold alone or along with a mutual fund being offered by Morgan Keegan & Company, Inc. as part of a "balanced investment strategy" did not give rise to a separate security.

Similarly in College Assurance Plan (available September 8, 1989), the staff issued the requested no-action letter in connection with a program which combined a system of scholarship grants by interested donors with parent savings plans. Under this program, participating parents would set aside money on a regular basis to provide for future educational expenses of a child. The money would be put into a savings account at a bank or used to purchase U.S. savings bonds, or both. A portion of the money set aside could be matched with funds provided by local foundations and corporations through the efforts of Citizens' Scholarship Foundation of America, Inc. ("CSFA"), a 501(c)(3) nonprofit corporation. If the child attended college, the matching amounts would be used to pay tuition according to a specified formula, provided that the money set aside by the parent was also used for that purpose. If the participating parent used the bonds or the savings for purposes other than tuition, then part or all of the matching amount would be used to match tuition savings of other participating parents. All of the deposits were to be made at Norwest Bank, an FDIC-insured bank. Each deposit would be insured by the Federal Deposit Insurance Corporation up to $100,000. There was to be no pooling of funds for different children, and parents were permitted to purchase the savings bonds from any source.

CSFA and Norwest argued that not only were the federally insured deposits and the U.S. savings bonds not "securities" within the meaning of the 1933 and 1934 Act, neither was there a security involved in the participation in the plan. As stated by the requesting letter,

> As in the programs offered by Union Planters [Union Planters National Bank (available July 9, 1987)] and Old Stone [Old Stone Bank (available August 21, 1988)], a participation in the Plan is merely an investment strategy, in this case to better save for college. The Deposits are conventional bank instruments, available to any customer of the bank. A parent looks only to a regulated, insured institution for the safety of his or her savings. Participation in the Plan does not affect the interest rate, liquidity, insurance, or other terms of a Deposit. The parent makes a Deposit or buys a bond directly from the bank or other conventional source. The Deposit is not sold through a broker-dealer, and no commission is paid. . . . A match in combination with a Deposit bears none of the characteristics of an instrument commonly known as a security, such as risk, value given, negotiability, or the existence of a secondary market.

Accordingly, CSFA counsel concluded that under Section 2(1) [now Section 2(a)(1)] of the 1933 Act, a parent's participation in the Plan was not a separate security requiring registration under the 1933 Act or the 1934 Act. The staff issued its no-action letter noting that the Norwest accounts offered as part of the Plan were substantially similar to those offered to other Norwest customers and that, apart from CSFA's provision of the scholarship component of the Plan, no person would enhance a purchaser's investment in any of the Norwest accounts or the U.S. savings bonds.

We are aware of the existing line of no-action letters addressing the Section 529 plans of other states. In fact, Missouri has another qualified Section 529 program, the Missouri Higher Education Savings Program. This program was addressed in a no-action letter from the Division of Corporation Finance dated October 25, 1999. Missouri Higher Education Savings Program (avail. October 25, 1999).

In these letters, including the Missouri no-action letter, the requesting plan has assumed that the participating agreements and the trust interests involved in the 529 plan are "securities" under the 1933 Act and the 1934 Act. These requests seek the staff's concurrence that these securities are exempt from registration under the "public instrumentality" exemption of the 1933 Act and the "municipal securities" exemption of the 1934 Act. Pursuant to Section 3(a)(2) of the 1933 Act, an exemption from registration is available for any security issued by "any State of the United States or by any political subdivision of a State . . . or by any public instrumentality of one or more States . . . ." Section 3(a)(29) of the 1934 Act defines "municipal securities" to include securities that are "direct obligations of . . . any agency or instrumentality of a State or any political subdivision thereof . . . ." and exempts those securities from registration under the 1934 Act.

The Program as contemplated by the MBA differs from the traditional Section 529 plans considered by the staff in prior no-action letters. In those plans, funds are commingled and invested by the trustee. Even in those plans where there are specific options for investment choice by a participant, the investment funds are deemed to be commingled. The trust in those plans takes a more active role in the plan and the management of the funds.

We believe that the Program is distinguishable from the line of 529 plan letters, the facts of *Gary Plastic* and the proposed program in the Kemper Financial Services no-action letter request. The Participant is not relying on the Administrator or the Trust for any purpose other than administering the Program to facilitate qualification under the Missouri Law and Section 529. The Administration and Trust do not have authority to negotiate the terms of the CDs offered by the Participating Banks or to move deposits from one institution to another, as in the Kemper Financial Services proposal. Moreover, the Participant is relying only on the solvency of the Participating Bank, as in *Marine Bank*, and not on the promoter, as in Kemper. And just like the facts in *Marine Bank*, the Participant's deposit is "virtually guaranteed" because the deposits are insured by the FDIC. The Program has no secondary market for the trading of these bank issued certificates of deposit or participations in the Program.

Like the plan set up by the CSFA, the primary purpose of the Program is to provide a vehicle for parents and others to save for the college expenses of children. The only investment vehicle in the Program are deposit accounts, not unlike the savings accounts and U.S. treasury bonds contemplated for the participating parents in the College Assurance Plan. Because of the federal deposit insurance available for all of the deposit accounts in the Program (up to the $100,000 account limit), the Program eliminates the risk of loss to the "investor".

Whether a Participant's participation in the Program somehow could constitute a separate security should be analyzed under the *Howey* three-part test. As stated above, there is no pooling of investments under the Program and thus no "common enterprise." The Participants are looking only to the deposit accounts for their return on investment and have no expectation of profit from the efforts of the Program promoters. The efforts of the Program Administrator and Trust are not directed to the generation of profit, only to administration of the Program. As in College Assurance Plan and Union Planters, participation in the Program is merely an investment strategy – in this case to save for college. As in College Assurance Plan, the Participant is looking only to a regulated, insured institution for the safety of his or her college savings. Participation in the Program does not affect the interest rate or term of the chosen certificate of deposit, liquidity, insurance or other terms of the certificate of deposit. Only the tax advantages of Section 529 are "extras" for the Program customer as compared to the Participating Banks' other deposit account customers.

Even if the Participant's participation in the Program were deemed to constitute a separate security, these securities are exempt from registration under the "public instrumentality" exemption of the 1933 Act and the "municipal securities" exemption of the 1934 Act. The MOST Board, and the Administrator appointed by the Board, will operate the Program on behalf of the State, as spelled out in the Missouri Law.

Accordingly, we respectfully request that the staff of the Division of Corporation Finance decline to recommend enforcement action if the Program is implemented as set forth in this letter without registration under the 1933 Act or the 1934 Act, based on the facts presented and our view that neither the participation interests nor the deposit accounts are securities for purposes of Section 2(a)(1) of the 1933 Act or Section 3(a)(10) of the 1934 Act, or alternatively, that even if such participation interests are deemed to be "securities", such securities are exempt from such registration under Section 3(a)(2) of the 1933 Act and Section 3(a)(29) of the 1934 Act, respectively.

Applicability of 1940 Act Regulation

Under Section 3(a) of the 1940 Act, an "investment company" must itself be an issuer of a "security." Under Section 2(a)(36), "security" is broadly defined and includes "investment contract." None of the other enumerated items within that definition are arguably applicable to participation in the Program. Because we have concluded above that neither the deposit accounts nor the parent's participation in the Program are securities, we believe neither the Program nor the Participating Banks would be deemed to be investment companies by virtue of their activities described in this letter.

Unlike the fact pattern in the Kemper Financial Services no-action letter request, there is no involvement in the Program of registered investment advisors and broker dealers. In Kemper, the staff concluded that the proposed program would be an investment company. The key facts there are simply not present in the Program as described above.

The facts presented by the Program are more like those described in the College Assurance Plan request for no-action letter. There, the staff granted the no-action letter noting that the Norwest accounts offered as the savings component of the plan were the same as those applicable to regular accounts at Norwest, and apart from the provision of the scholarship component, no person would enhance the purchaser's investment in any of the Norwest accounts. These facts are almost identical to those of the Program. The deposit accounts to be offered to Participants by Participating Banks are the same as those offered to other Participating Bank customers and no person is enhancing the Participant's investment.

Accordingly, we respectfully request that, based on the facts presented and our view that the Program is not an issuer of a security within the meaning of Sections 2(a)(22) and 2(a)(36) of the 1940 Act, and thus not an investment company as defined in Section 3(a) of the 1940 Act, the staff of the Division of Investment Management decline to recommend enforcement action if the Program is implemented as set forth in this letter

Regulation of Broker Dealers

Section 3(a)(4) of the 1934 Act provides that unless the context otherwise requires, "broker" means "any person engaged in the business of effecting transactions in securities for the account of others, but does not include a bank." Section 15(a)(1) makes it unlawful for any broker "to effect any transactions in, or to induce or attempt to induce the purchase or sale of, any security... unless such broker... is registered" with the Commission.

It seems clear that all of the Participating Banks will be expressly excluded from the broker definition. With respect to the Program, whether or not the participation interests are "securities," we believe the Administrator and the Trust will not be "effecting transactions" in the Program. Furthermore, the Administrator and the Trust are not engaged in the business of effecting securities transactions generally. They will only be administering the Program to ensure compliance with the Missouri Law and Section 529. The Administrator and the Trust will not execute transactions for Participants, charge fees based on Participant transactions or take possession of Participant funds. All of that will occur at the Participating Banks. Commission compensation is typically the key factor in a broker-customer relationship and demonstrates success in effecting transactions for others' accounts. There will be no commission paid to the Administrator or the Trust although each may receive administrative fees for passively administering the Program. As a factual matter, we believe that neither the Administrator, the Trust nor the employees of either should be deemed to be "engaged in the business" of dealing in securities.

This position is consistent with the position taken by the staff in the College Assurance Plan no-action letter. *See also* Robert R. Jones (available October 15, 1984).

Accordingly, we respectfully request that based on the facts presented and our view that the Administrator, the Trust, the Participating Banks and the employees of each of them do not require registration as broker-dealers under the 1934 Act in connection with their activities connected to the Program, the staff of the Division of Market Regulation decline to recommend enforcement action if the Program is implemented as set forth in this letter without registration by the Administrator, the Trust, the Participating Banks or the employees of each of them.

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The MBA and the Missouri banking industry has worked for several years to devise a Section 529 program that could be accessible to a wide spectrum of customers concerned about saving for their children's college tuition and related expenses. Many of MBA's members will be unable or unwilling to participate in the Program if Participating Banks are deemed to be engaged in the sale of a security. The Program, as envisioned by the MBA and its members, is simply a way to take deposits through the wrapper of Section 529 in order to provide customers with a tax-advantaged method of saving funds in a fully insured deposit for educational purposes.

Given the impact of this issue to our client and its members, as well as the many banking customers in the State of Missouri, we request an opportunity to discuss these issues with you in advance of an adverse determination. In addition, the MBA would consider changes to the Program to more fully evidence compliance with the federal securities laws.

Should you have questions, or need further information, please do not hesitate to contact the undersigned at 202/508-6046.

Respectfully submitted,

LaDawn Naegle

LaDawn Naegle

cc: Wade Nash

321188.6

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